C21 INVESTMENTS INC.
(formerly Curlew Lake Resources Inc.)
Suite 303, 595 Howe Street
Vancouver, B.C. V6C 2T5
Phone: (604) 336- 8613	Fax: (604) 718- 2808

INFORMATION CIRCULAR

(As at November 24, 2017, except as indicated)

The Company is providing this Information Circular and a form of proxy in connection with management’s solicitation of proxies for use at the Annual General Meeting (the "Meeting") of the Company to be held on Thursday, December 28, 2017 and at any adjournments. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder’s behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.

Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent,

Computershare Trust Company, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, by mail or facsimile, in accordance with the instructions set out in the form of proxy accompanying this Information Circular, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NOTICE-AND-ACCESS

The Company is not sending this Information Circular to registered or beneficial shareholders using “notice-and-access” as defined under NI 54-101 (“NI 54-101”).

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee"). If you purchased your shares through a broker, you are likely a non-registered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

NOBOs

The Company is sending the proxy-related materials for the Meeting directly to "non objecting beneficial owners" ("NOBOs"), as defined under NI 54-101. The name and address and information about NOBO holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominees holding on behalf of NOBOs. By choosing to send these materials to NOBOs directly, the Company (and not the Nominees holding on behalf of NOBOs) has assumed responsibility for (i) delivering these materials to NOBOs and (ii) executing the proper voting instructions of NOBOs.

OBOs

The Company does not intend to pay for Nominees to deliver the proxy-related materials and Form 54-101F7 to "objecting beneficial owners” ("OBOs"), as defined under NI 54-101. As a result, OBOs will not receive the Meeting materials unless their Nominee assumes the costs of delivery.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. Only registered shareholders have the right to revoke a proxy. Non registered holders who wish to change their vote must, at least seven days before the Meeting, arrange for their Nominees to revoke the proxy on their behalf.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value (the "shares"), of which 5,979,695 common shares are issued and outstanding. Persons who are registered shareholders at the close of business on the record date, being November 23, 2017 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each share held. The Company has only one class of shares.

Each ordinary resolution to be voted on at the Meeting must be passed by a simple majority (greater than 50%) of the votes cast on the resolution. Each special resolution (if any) to be voted on at the Meeting must be passed by two-thirds (2/3) of the votes cast on the resolution.

To the knowledge of the Directors and executive officers of the Company, no person beneficially owns controls or directs, directly or indirectly, shares carrying 10% or more of the voting rights attached to all shares of the Company.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of directors of the Company at four (4).

The Company is required to have an audit committee. Members of this committee are as set out below. Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees is as follows:

Name, Jurisdiction of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly
Robert Cheney(1) Hong Kong, CHINA CEO, President and Director	Self-employed investor and entrepreneur consultant since 1995.	Director since August 3, 2017	348,000 (2)
Christopher Cherry Vancouver, B.C., CANADA CFO, Secretary and Director	Chartered Accountant and Certified General Accountant; self-employed management consultant providing management and accounting consulting services to public companies since 2007.	Director since June 17, 2015	NIL
Leonard Werden(1) Maderia Park, B.C., CANADA Director	Horticultural cultivation consultant for over 30 years.	Director since July 25, 2017	NIL
Trevor Wilson(1) Vancouver, B.C., CANADA Director	President of Valdesol Holdings Inc. since 1997.	Director since October 13, 2017	NIL

(1)	Member of the audit committee.

(2)	Of these shares, 160,000 are held indirectly through Nelson Capital Corporation, a private company wholly owned by Robert Cheney.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the company acting solely in such capacity.

Except as set out below, to the knowledge of the Company, no proposed director:

(a)

is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director, chief executive officer ("CEO") or chief financial officer ("CFO") of any company (including the Company) that:

(i)

was the subject, while the proposed director was acting in the capacity as director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days other than:

		(A)	Christopher Cherry, who:

a.

is the CFO of Mexivada Mining Corp. (“Mexivada”). On October 29, 2010, at the request of management, the British Columbia Securities Commission issued a cease trade order against the Insiders of Mexivada for not filing comparative financial statements for its financial year ended June 30, 2010 and the related Managements’ Discussion and Analysis for the same period. The cease trade order was rescinded on November 30, 2010. On October 31,

2011, at the request of management the British Columbia Securities Commission issued a cease trade order against the Insiders of Mexivada for not filing comparative financial statements for its financial year ended June 30, 2011 and the related Managements’ Discussion and Analysis for the same period. The cease trade order was rescinded on November 24, 2011. On October 31, 2012, at the request of management, the British Columbia Securities Commission issued a cease trade order against the insiders of Mexivada for not filing comparative financial statement for its financial year ended June 30, 2012 and the related Management’s Discussion and Analysis for the same period. The cease trade order is still in effect;

b.

was formerly CFO and a director of Wolfeye Resource Corp. (“Wolfeye”) from 2010 to 2014. On August 7, 2013, the British Columbia Securities Commission and the Alberta Securities Commission issued a cease trade order against Wolfeye, its directors, officers and insiders for failure of Wolfeye to file its audited financial statements and management’s discussion & analysis and related certifications for the year ended March 31, 2013. On August 8, 2013, trading in Wolfeye’s common shares was suspended by the TSXV for failure to file the required financial materials. Wolfeye filed the required financial materials with the British Columbia Securities Commission and the Alberta Securities Commission and the cease trade order was lifted by the Commissions on September 26, 2013. Wolfeye applied to the TSXV to lift the trading suspension and, after satisfying all of the conditions of the TSXV, the suspension was lifted and trading in Wolfeye’s common shares recommenced on October 30, 2013;

c.

was a former director and officer of 1040426 BC Ltd., 1040433 BC Ltd., 1040440 BC Ltd., 1040442 BC Ltd. and Genix Pharmaceutical Corp., companies that are reporting issuers in the provinces of British Columbia and Alberta. On December 2, 2016, the British Columbia Securities Commission issued a cease trade order against these companies, their directors, officers and insiders for failure to file audited financial statements and management’s discussion & analysis and related certifications for the year ended July 31, 2016. The British Columbia Securities Commission also issued deficiency notices to each of 1040440 BC Ltd. and Genix Pharmaceutical Corp. for failure to file first quarter financial statements and management’s discussion & analysis for the period ended October 31, 2016. On May 23, 2017, the British Columbia Securities Commission issued revocation orders for each of 1040426 BC Ltd., 1040433 BC Ltd. and 1040442 BC Ltd. and the cease trade orders were lifted. The cease trade order remains in effect for 1040440 BC Ltd. and Genix Pharmaceutical Corp.; and

d.

was CFO and/or a director of WellStar Energy Corp. (“WellStar”) from February 2015 to May 2017. On March 24, 2017, the Court of Queen's Bench of Alberta granted an application of the WellStar lenders to appoint Grant Thornton Limited (the "Receiver") as receiver and manager over the assets, undertakings and property of WellStar and its wholly owned subsidiary Nexxtep Resources Ltd. ("Nexxtep"). The Receiver is charged with managing the day to day affairs of WellStar and Nexxtep during the period of its appointment. Mr. Cherry resigned as CFO effective March 24,

2017 and as a director in May 2017. Mr. Cherry has indicated he is not privy to any update on proceedings, and to the best of his knowledge, WellStar is still in the receivership with Grant Thornton subject to an asset sale of oil and gas assets;

(ii)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, CEO or CFO but which resulted from an event that occurred while the proposed director was acting in the capacity as director, CEO or CFO of such company; or

(b)

is, as at the date of this Information Circular, or has been within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

as, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)

has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

The following directors of the Company hold directorships in other reporting issuers as set out below:

Name	Name and Jurisdiction or Reporting Issuer	Position
Christopher Cherry	Amador Gold Corp. (TSX-V)
Anquiro Ventures Ltd. (TSX-V when listed)
Blind Creek Resources Ltd. (TSX-V)
Clydesdale Resources Inc. (TSX-V)
Essex Angel Capital Inc. (TSX-V)
Genix Pharmaceutical Corp. (no market)
Gold Port Resources Ltd. (TSX-V)
Golden Cariboo Resources Ltd. (TSX-V)
Harvest Gold Corporation (TSX-V)
Klondike Silver Corp. (TSX-V)
Petrichor Energy Inc. (TSX-V)
PUF Ventures Inc. (CSE)
	Star Peak Exploration Ltd. (TSX-V)	Director Director CFO and Director Director CFO and Director President/CEO/CFO/Director CFO and Director CFO and Director CFO and Director Director Director CFO and Director Director

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Currently, under the NEX rules, the Company makes no compensation payments to its executive officers or directors. Upon graduating from the NEX Board to the TSX Venture Exchange (the “Exchange”), the Company intends to re- implement the following concepts.

The main objective of the Company’s executive compensation program will be to attract, retain, and engage high-quality, high-performance executives who have the experience and ability to successfully execute the Company’s strategy and deliver value to our shareholders.

The objectives of the Company’s executive compensation program will be as follows:

(i)	compensate executives competitively for the leadership, skills, knowledge, and experience necessary to perform their duties;

(ii)	align the actions and economic interests of executives with the interests of shareholders; and

(iii)	encourage retention of executives.

As there is no formal compensation committee, the independent members of the Board will annually review and set remuneration of executive officers. The independent director(s) will determine that the executive compensation program should be comprised of the following elements:

  Base Salary – to compensate executives for the leadership, skills, knowledge and experience required to perform their duties; and

  Long-term Incentive Plan – to retain talented executives, reward them for their anticipated contribution to the long-term successful performance of the Company and align them with the interests of shareholders.

Process for Determining Executive Compensation

To determine compensation payable, the independent director(s) will generally review compensation paid for directors and CEOs (or persons acting in a similar capacity to CEO, such as Presidents) of companies of similar size and stage of development in the oil and gas industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation the independent director(s) will annually review the performance of the CEO (or President) in light of the Company's objectives and consider other factors that may have impacted the success of the Company in achieving its objectives.

Risk Management

The Board of Directors has not proceeded to an evaluation of the implications of the risks associated with the Company’s compensation policies and practices.

Hedging of Economic Risks in the Company’s Securities

The Company has not adopted a policy forbidding directors or officers from purchasing financial instruments that are designed to hedge or offset a decrease in market value of the Company’s securities granted as compensation or held, directly or indirectly, by directors or officers. The Company is not, however, aware of any directors or officers having entered into this type of transaction.

The Company has not retained a compensation consultant during or subsequent to the most recently completed financial year.

The Company has not used a specific “benchmark group” to determine executive compensation levels. Total compensation for executive officers is expected to include base salary.

Option-based awards

The Company currently does not have a stock option plan. Prior to transferring to the NEX Board on July 16, 2015, the Company’s stock option plan was used to provide share purchase options which are granted in consideration of the level of responsibility of the executive as well as his or her impact or contribution to the longer-term operating performance of the Company. In determining the number of options to be granted to the executive officers, the Board took into account the number of options, if any, previously granted to each executive officer, and the exercise price of any outstanding options to ensure that such grants were in accordance with the policies of the Exchange, and closely aligned the interests of the executive officers with the interests of shareholders. The directors of the Company were also eligible (prior to July 16, 2015) to receive stock option grants under the Company’s stock option plan, and the Company applied the same process for determining such awards to directors as with NEOs.

As there is currently no compensation committee, the independent director of the Company has the responsibility to administer the compensation policies related to the executive management of the Company. The Company did not award any options to the directors or executive officers during the most recently completed financial year.

Summary Compensation Table

The following table (presented in accordance with National Instrument Form 51-102F6 ("Statement of Executive Compensation" which came into force on October 31, 2011 (the "Form 51-102F6")) sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years of the Company ending on January 31, 2017 (to the extent required by Form 51-102F6) in respect of each of the individuals comprised of each Chief Executive Officer and the Chief Financial Officer who acted in such capacity for all or any portion of the most recently completed financial year, and each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, (other than the Chief Executive Officer and the Chief Financial Officer), as at January 31, 2017 whose total compensation was, individually, more than $150,000 for the financial year and any individual who would have satisfied these criteria but for the fact that individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs").

NEO Name and Principal Position	Year	Salary ($)	Share- Based Awards ($)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans	Long- term Incentive Plans
Jurgen Wolf(1), CEO/President	2017 2016 2015	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Christopher Cherry, CFO /Secretary	2017 2016 2015	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	6,000 6,000 6,000	6,000 6,000 6,000

(1)	Subsequent to year ended January 31, 2017, Jurgen Wolf resigned as President, CEO and a Director, effective October 13, 2017, and Robert Cheney was appointed in his place as President and CEO.

Incentive Plan Awards

The Company does not have any incentive plans, pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded, earned, paid or payable to the Named Executive Officer(s).

Outstanding Share-Based Awards and Option-Based Awards

All outstanding options were terminated in 2012, prior to commencement of most recently completed financial year end of the Company. Accordingly, no awards were outstanding under incentive plans of the Company at the end of the most recently completed financial year.

Value Vested or Earned During the Year

All outstanding options were terminated in 2012, prior to commencement of most recently completed financial year end of the Company. Accordingly, no options were value vested or earned during the most recently completed financial year.

Pension Plan Benefits

The Company does not have a pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement.

Termination and Change of Control Benefits

The Company has no employment contracts with any Named Executive Officer.

The Company does not have a contract, agreement, plan or arrangement that provides for payments to a Named Executive Officer following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Company, or a change in responsibilities of the NEO following a change in control.

Director Compensation

No compensation was paid to directors for the Company’s most recently completed financial year.

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Information Circular except as described above.

Incentive Stock Option Plan

The Company does not currently have a stock option plan.

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

No awards were outstanding under incentive plans of the Company at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to any of the directors who are not Named Executive Officers.

Incentive Plan Awards – Value Vested or Earned During the Year

No options were value vested or earned during the most recently completed financial year of incentive plan awards granted to directors who are not Named Executive Officers.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

As at November 23, 2017, there was no indebtedness outstanding of any current or former Director, executive officer or employee of the Company which is owing to the Company or to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company, entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the most recently completed financial year was, a Director or executive officer of the Company, no proposed nominee for election as a Director of the Company and no associate of such persons:

(i)	is or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or any of its subsidiaries; or

(ii)

whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, in relation to a securities purchase program or other program.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company.

APPOINTMENT OF AUDITORS

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of Davidson and Company LLP, Chartered Accountants, as the auditor of the Company, to hold office for the ensuing year at a remuneration to be fixed by the Directors. Davidson and Company LLP was appointed as the Company’s auditor on April 4, 2014.

MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the Directors or executive officers of the Company.

CORPORATE GOVERNANCE DISCLOSURE

A summary of the responsibilities and activities and the membership of each of the Committees are set out below.

National Policy 58-201 establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company’s practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 mandates disclosure of corporate governance practices which disclosure is set out below.

Independence of Members of Board

The Company's Board consists of four directors, two of whom are currently independent based upon the tests for independence set forth in NI 52-110, being Leonard Werden and Trevor Wilson. Robert Cheney and Christopher Cherry are not independent as they are respectively the CEO/President and CFO/Secretary of the Company.

Management Supervision by Board

The size of the Company is such that all the Company's operations are conducted by a small management team. The Board considers that management is effectively supervised by the Independent Directors on an informal basis as the Independent Directors are involved in reviewing and supervising the operations of the Company and have full access to management.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in the table provided under "Election of Directors" in this Information Circular.

Orientation and Continuing Education

The Company does not have formal orientation and training programs and does not consider these programs necessary at this stage of the Company's development. Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and visit the Company’s operations. Board members have full access to the Company's records.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders. The Company’s reputation for integrity is an important asset. The Company has always set high standards of personal and business integrity for its employees, and intends to continue to conduct its business in accordance with those high standards. The Company obeys the law wherever it operates. It is expected that the Company’s business conduct and the personal actions of its employees reflect the spirit and intent of the laws under which the Company operates and its employees live. The Company’s employees are encouraged to act so that others will view the Company and its employees as having the very highest standards of integrity. Ultimately there is no way to assure proper behaviour, except through the actions of each employee. No set rules of conduct will apply to every possible situation. Common sense and judgment supported by a deeply ingrained tradition of integrity provides the Company’s foundation.

The Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Under corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In addition, as some of the directors of the Company also serve as directors and officers of other companies engaged in similar business activities, directors must comply with the conflict of interest provisions of the Business Corporations Act (British Columbia), as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or officer has a material interest. Any interested director would be required to declare the nature and extent of his interest and would not be entitled to vote at meetings of directors which evoke such a conflict.

Nomination of Directors

The Board as a whole has responsibility for identifying potential Board candidates. See also "Assessments" below.

Compensation of Directors and the CEO

The Independent Directors, being Leonard Werden and Trevor Wilson, have the responsibility for determining director and senior management compensation.

To determine compensation payable, the independent directors review compensation paid for directors and CEOs (or persons acting in a similar capacity to CEO, such as Presidents) of companies of similar size and stage of development in oil and gas properties and mineral properties industries and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management, while taking into account the financial and other resources of the Company. In setting the compensation, the independent directors annual review the performance of the CEO (or President) in light of the Company’s objectives and consider other factors that may have impacted the success of the Company in achieving its objectives. Further information regarding director compensation appears under “Executive Compensation”.

Board Committees

Other than the Audit Committee, as the directors are actively involved in the operations of the Company and the size of the Company’s operations does not warrant a larger board of directors, the Board has determined that additional committees are not necessary at this stage of the Company’s development.

Assessments

The Board does not consider that formal assessments would be useful at this stage of the Company's development. The Board conducts informal annual assessments of the Board’s effectiveness, the individual directors and its audit committee. To assist in its review, the Board conducts informal surveys of its directors.

Expectations of Management

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company's business plan.

AUDIT COMMITTEE

The Audit Committee's Charter

Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to:

  Serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements.

  Review and appraise the performance of the Company’s external auditors .

  Provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company’s Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders’ meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a)	Review and update this Charter annually.

(b)

Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors .

External Auditors

(a)	Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b)	Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c)	Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d)	Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

(e)	Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f)

At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g)	Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h)	Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i)

Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

i.

the aggregate amount of all such non- audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

	ii.	such services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii.

such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a)	In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b)	Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

(c)	Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.

(d)	Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e)

Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f)	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g)	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h)	Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i)	Review certification process.

(j)	Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

Robert Cheney	Not Independent (1)	Financially literate (1)
Leonard Werden	Independent (1)	Financially literate (1)
Trevor Wilson	Independent (1)	Financially literate (1)

(1)	As defined by National Instrument 52-110 ("NI 52-110").

Currently one member of the Company’s Audit Committee is not independent, being Robert Cheney, as he is the Company’s CEO/President. The Company is searching for and will appoint an independent director once a suitable candidate has been found.

All members of the Audit Committee are financially literate and have a working familiarity with basic finance and accounting practices. For the purposes of the Company’s Audit Committee Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

Relevant Education and Experience

The educational background or experience of each of the following members of the Committee has enabled each to perform his responsibilities as a Committee member and has provided the member with an understanding of the accounting principles used by the Company to prepare its financial statements, including the ability to assess the general application of such accounting principles in connection with the accounting estimates, accruals and reserves. All members have experience analyzing and evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or have experience actively supervising one or more individuals engaged in such activities and all have an understanding of internal controls and financial reporting procedures.

Robert Cheney: Mr. Cheney is a graduate of SFU and UBC Law School, and previously practiced corporate law with qualifications in British Columbia, the United Kingdom and Hong Kong. It is anticipated that Mr. Cheney will resign from the audit committee once an new independent director has been appointed to the Board.

Leonard Werden: Mr. Werden was formerly a certified Millwright for over 30 years, and has been involved in numerous projects, including the Cyclotron Project for TRIUMF (Canada's national laboratory for particle and nuclear physics) at the University of British Columbia. Mr. Werden was also former CEO of Seashore Organic Marijuana Corp. (which transitioned to Veritas Pharma Inc.) until February 2016.

Trevor Wilson: Mr. Wilson was formerly Vice-Chairman of Yorkton Securities Inc., where his responsibilities included initiating the wholesale transformation of Yorkton into an institutional investment house. During his tenure, Mr. Wilson was a key member of a successful team that raised significant funding for a wide range of venture capital investments. In 1997, Trevor left Yorkton and founded Valdesol Holdings, a private investment company, of which he is currently President.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

The Company is relying on the exemption in section 6.1 of NI 52-110 from the requirements of Part 3 (Composition of the Audit Committee) and 5 (reporting Obligations) of NI 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditors Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2017	$8,670	Nil	$2,000 (1)	Nil
2016	$9,945	Nil	$5,250	Nil

(1)	Amount estimated as invoice not available.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at Suite 303, 595 Howe Street, Vancouver, British Columbia, V6C 2T5 to request copies of the Company’s financial statements and MD&A.

Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 24th day of November, 2017.

APPROVED BY THE BOARD OF DIRECTORS

Robert Cheney, President and CEO